FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           21 MAY 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Final Results sent to the London Stock Exchange on 21 May 2003 press release

PR0317



           PRELIMINARY RESULTS FOR THE 12 MONTHS ENDED 31 MARCH 2003

Released: 21 May 2003

-       Improved operating performance across the Group delivered:

        -      11% growth in customer base, to 19.4 million;
        -      14% total revenue growth, to GBP4,874 million;
        -      18% service revenue growth, to GBP4,327 million;
        -      EBITDA before exceptionals almost doubled, to GBP859 million;
        - Operating loss before exceptionals and goodwill reduced to GBP(104)million;

- Exceptional charges of GBP(9,664) million gave rise to a reported loss before tax of GBP(10,203) million;

-       Net debt was reduced by GBP68 million, to GBP549 million.

David Varney, Chairman of mmO2 plc, commented:

"In these year-end results, the size of the exceptional charges we have taken has masked the strong underlying performance delivered in our first full year as an independent company. However this impairment enables us to go forward with a balance sheet that reflects realistic assumptions about the potential of our business to grow, and to deliver attractive returns for shareholders.

"Looking ahead, following the disposal of our sub-scale business in the Netherlands, we will build on the momentum created since the demerger in our continuing operations. We will maintain our focus on delivering growth, and improving the operational and financial performance of all our businesses without, as we have stated previously, ruling out any other potential opportunities to deliver enhanced shareholder value."


                                                                              Year ended         Year ended
                                                                                31 March           31 March
                                                                                    2003               2002
                                                                                    GBPm               GBPm
Turnover                                                                           4,874              4,276
EBITDA before exceptional items                                                      859                433
Operating loss before goodwill and exceptional items                                (104)              (337)
Exceptional items                                                                 (9,664)              (150)
Loss on ordinary activities before taxation                                      (10,203)              (873)
Year-end net debt                                                                    549                617


Peter Erskine, Chief Executive of mmO2 plc, commented:

"In mmO2's first full year as an independent company, it was vital for us to deliver on the commitments made at the time of the demerger; these results demonstrate this was achieved, with the Group delivering strong growth and performance improvement.

"We launched the O2 brand, and across the Group it has achieved awareness and appeal well ahead of expectations. We successfully restructured our businesses in the UK and Germany, making them more efficient and getting them closer to their customers. We implemented a lower cost 3G strategy in Germany that will allow us to compete on equal terms with the market leaders. We acquired a 3G licence in Ireland. We maintained our strong position in mobile data, leading in the fast-growing UK text market, and launching a stream of innovative data products. All these factors contributed to the growth, and improvement in performance, that we are determined to sustain going forward".


PERFORMANCE HIGHLIGHTS (comparative period: 12 months to 31 March 2002)

Group

-        Total customer base grew by 11% to 19.372 million
-        Total revenue grew by 14% to GBP4,874 million
-        Service revenue grew by 18%, to GBP4,327 million
- EBITDA before exceptionals increased to GBP859 million (2002 : GBP433 million)
-        Capital expenditure reduced to GBP944 million (2002 : GBP1,142 million)
-        Net debt at 31 March was GBP549 million (31 March 2002 :
         GBP617 million)
-        Data as proportion of service revenue grew to 17.3% (2002 : 11.7%)
-        Total number of SMS messages sent grew by 60% to 8.5 billion

O2 UK

-        Total customer base grew by 9% to 12.05 million
-        Service revenue grew by 13% to GBP2,738 million
-        EBITDA before exceptionals grew by 25% to GBP837 million
-        EBITDA margin increased to 27.7% (2002 : 24.3%)
-        Capital expenditure reduced to GBP362 million (2002 : GBP556 million)

O2 Germany

-        Total customer base grew by 24% to 4.812 million
-        Service revenue grew by 36% to GBP944 million
- EBITDA before exceptionals increased to GBP27 million (2002 : GBP(166) million)
-        Capital expenditure reduced to GBP141 million (2002 : GBP250 million)

O2 Ireland

-        Service revenue grew by 13% to GBP415 million
-        EBITDA before exceptionals grew by 29% to GBP157 million
-        EBITDA margin increased to 35.5% (2002 : 30.9%)


SUMMARY FINANCIAL DATA


Turnover


                                                                    Year ended    Year ended Six months ended
                                                                 31 March 2003 31 March 2002    31 March 2003
                                                                          GBPm          GBPm             GBPm
O2 UK                                                                    3,025         2,756            1,553
O2 Germany                                                               1,060           875              577
O2 Ireland                                                                 442           395              227
O2 Netherlands                                                             263           200              136
O2 Online                                                                   93           100               50
Other businesses and eliminations                                           (9)          (50)             (10)
Group total                                                              4,874         4,276            2,533



EBITDA before exceptional items


                                                                    Year ended    Year ended Six months ended
                                                                 31 March 2003 31 March 2002    31 March 2003
                                                                          GBPm          GBPm             GBPm
O2 UK                                                                      837           670              445
O2 Germany                                                                  27          (166)              26
O2 Ireland                                                                 157           122               85
O2 Netherlands                                                               1           (51)              10
O2 Online                                                                  (73)          (68)             (36)
Other businesses                                                           (90)          (74)             (49)
Group total                                                                859           433              481



Operating profit/(loss)


                                                                    Year ended    Year ended Six months ended
                                                                 31 March 2003 31 March 2002    31 March 2003
                                                                          GBPm          GBPm             GBPm
O2 UK                                                                      359           298              163
O2 Germany                                                                (235)         (399)            (114)
O2 Ireland                                                                  88            59               49
O2 Netherlands                                                             (86)         (119)             (37)
O2 Online                                                                 (122)          (93)             (64)
Other businesses                                                          (108)          (83)             (60)

Operating loss before goodwill and exceptional items                      (104)         (337)             (63)
Exceptional items                                                       (8,300)         (150)          (8,300)
Goodwill amortisation                                                     (374)         (369)            (187)

Group operating loss                                                    (8,778)         (856)          (8,550)
Share of associate's profit                                                  5             8                3
Provision for loss on sale of O2 Netherlands                            (1,364)            -           (1,364)
Net interest                                                               (66)          (25)             (33)
Tax                                                                         55            23               73
Retained loss for the period                                           (10,148)         (850)          (9,871)



Capital expenditure

                                                                    Year ended    Year ended Six months ended
                                                                 31 March 2003 31 March 2002    31 March 2003
                                                                          GBPm          GBPm             GBPm
O2 UK                                                                      362           556              214
O2 Germany                                                                 141           250               84
O2 Ireland                                                                  59            85               32
O2 Netherlands                                                              59            97               28
O2 Online                                                                   21            59                2
Airwave                                                                    163            90               94
Other businesses                                                             8             5                5

Group total excluding Irish 3G licence and German network                  813         1,142              459
sharing agreement

Irish 3G licence                                                            73             -                -
German network sharing agreement                                            58             -               58
Group Total                                                                944         1,142              517




STRATEGIC AND OPERATIONAL HIGHLIGHTS

Restructuring in UK and Germany

During the year O2 UK and O2 Germany completed the major restructuring programmes which had been initiated in February 2002, with the aim of improving the operating and financial performance of both businesses. The programmes included headcount reductions of almost 20% in both businesses, the closure of under-performing retail outlets, and streamlining management and technical processes to enhance customer responsiveness and optimise cost efficiencies.

By the year-end the restructuring programmes had delivered a total headcount reduction of 1,900 employees and significant operating efficiencies. Going forward, the restructuring is expected to deliver annualised cost savings of more than GBP70 million.

Acquisition of 3G licence in Ireland

In August 2002, O2 Ireland was awarded a UMTS licence, at a total cost of EUR114 million. The licence fee comprised an up-front payment of EUR44 million, with the remainder of the fee to be phased over fifteen years. O2 Ireland commenced construction of its 3G network towards the end of the year.

Network sharing agreement in Germany

O2 Germany faces a regulatory requirement to provide 3G network coverage to 25% of the population by the end of December 2003. The business intends to adhere to this requirement and to be in a position launch a full commercial 3G service during the second half of calendar 2003, if this is justified by market conditions.

In addition to building its own network, O2 Germany will provide wider 3G coverage for its customers through its network sharing and roaming agreement with T-Mobile. Under an extension to this agreement signed in December, mmO2 agreed to pay T-Mobile a total of EUR210 million in two tranches, plus associated roaming fees, to gain increased access to T-Mobile's 3G network in all areas over a longer period. The first payment, of EUR90 million, was made during the fourth quarter; the second payment will be made during the third quarter of 2003/04.

By adopting this dual approach to 3G coverage, O2 Germany will be in a position to provide a full commercial 3G service to its customers across a wider area, more cost effectively, and at the same time as the two market leaders. It will also enable O2 Germany's network roll-out to be matched closely to the development of the market for 3G products and services. O2 Germany's total 3G capital expenditure by December 2003, including the payments to T-Mobile, is expected to be not more than EUR500 million.

Re-branding

In May 2002 the new O2 brand was launched successfully across all the mmO2 businesses. By the year-end, less than a year after launch, the brand was achieving spontaneous brand awareness ratings close to or exceeding the legacy brands it had replaced. As well as presenting a common face to customers, that is distinctive, clear and refreshing, the brand is demonstrating particular appeal to the higher value customer groups that all the O2 businesses are
targeting.   At the year-end the O2 brand was continuing to build momentum, and drive growth across the Group.

Launch of new mobile data products and services

In the UK, O2 achieved leadership in the text messaging market, with a market share of 35%, and customers sending a total of more than 5.7 billion messages during the year. Building on the continuing success of person-to-person text messaging across the Group, mmO2 launched a range of new data products and services during the year. These included innovative premium SMS services, with successful new text alert and interactive text services based around sports events and television programmes.

Java games downloads and picture messaging services were launched in the second half. The O2 Xda was launched in May 2002, with more than 55,000 devices sold by the end of the year. O2's BlackberryTM service achieved clear leadership in its market, accounting for more than 65% of total BlackberryTM devices sold in Europe during the year. Full GPRS roaming across Europe was put in place, significantly enhancing the company's mobile data offering to business and consumer customers. These developments were all reflected in the share of full-year service revenue accounted for by mobile data growing to 17.3%, from 11.7% last year.

Outcome of UK Competition Commission inquiry

In January Oftel published the conclusions of the Competition Commission's inquiry into mobile network operators' call termination charges. The Commission's main recommendations were that all operators reduce their termination charges by 15% in real terms before 25 July 2003; and in addition that they subsequently implement three further reductions (of RPI-15% for O2 UK) during the period to 31 March 2006. O2 UK is currently working with Oftel to incorporate these findings into new licence conditions.

O2 UK announced that it would implement a range of actions aiming to recover lost revenue and protect operating margins and cash flow, including: deferring planned tariff reductions; pursuing further operational efficiencies and cost reductions, including handset subsidy reductions; and delaying the planned launch of commercial 3G services until the second half of 2004.

Reduction of net debt

Net debt at the year-end was reduced by GBP68 million, to GBP549 million, well ahead of original expectations. This reflected the increase in EBITDA, lower capital expenditure, and tight control of working capital.

Disposal of Netherlands business

In April 2003, shortly after the year-end, mmO2 announced the sale of its business in the Netherlands to Greenfield Capital Partners, an independent private equity and corporate finance group with existing interests in the fixed telecoms sector, for EUR25 million in cash. This will take the form of the sale of all shares in O2 Netherlands. The transaction is subject to final competition clearance in the Netherlands and is expected to close by the end of May 2003. The sale resulted in a provision for loss on disposal of GBP1,364 million, which has been treated as a non-operating exceptional item in the year to 31 March 2003.

EXCEPTIONAL ASSET IMPAIRMENT CHARGE

During the second half of the year certain events, including the Group's strategic review of the Dutch market which led to the announcement of the disposal of O2 Netherlands, indicated the Group should perform impairment reviews of its principal operations. These resulted in an operating exceptional impairment charge of GBP8.3 billion being booked in the profit and loss account for the year ending 31 March 2003.

The announced sale of O2 Netherlands, resulting in an accounting loss of GBP1.4 billion, provided an indication that the valuation of mobile businesses may be lower than previously estimated. Additionally, following the Competition Commission's report on mobile termination charges, the Group announced that it was reviewing the launch dates of its 3G services and would adopt a more prudent timetable where local regulatory requirements permitted. The revision in this timetable, together with the current absence of evidence as to the present mass market appeal of 3G services and the limited availability of 2G / 3G compatible handsets, has led management to review and revise the business plans of its mobile operations across its European footprint.

The review of O2 UK indicated that the carrying value of the fixed assets of the business should be impaired by GBP2.3 billion. This charge principally comprises writing down the carrying value of the 3G licence by GBP2.1 billion. The review of O2 Germany led to an impairment charge of GBP4.7 billion, comprising the approximately GBP0.9 billion write off of all the remaining goodwill in the business, and writing down the carrying value of the 3G licence by GBP3.8 million. The review of O2 Ireland indicated that the carrying value of the goodwill in the business should be impaired by GBP1.3 billion.



BUSINESS REVIEW

O2 UK

Full-year results

In a highly competitive market, O2 UK delivered strong growth and performance improvement: service revenue grew by 13% to GBP2,738 million, EBITDA grew by 25% to GBP837 million, and the EBITDA margin improved to 27.7%, from 24.3% last year. Capital expenditure was reduced by 35% to GBP362 million.

The rate of growth and performance improvement accelerated during the year. In the second half, service revenue growth was 15%, and EBITDA growth 30%. The second half EBITDA margin was 28.7%, compared to 24.7% in the same period last year.

Revenue growth during the year was driven by customer growth and by higher ARPU, reflecting O2 UK's strong focus on higher value customers. The customer base grew by 9% to just over 12 million, of which 33.7% were contract customers, compared to 32.0% at the end of the previous year. Blended ARPU increased by 6.9% to GBP247. Mobile data increased to 17.1% of service revenue, from 11.8% in the previous year.

Customer growth was driven by O2 UK's attractive and innovative customer propositions, in both voice and mobile data services, and by the success of the O2 brand in appealing to target customer segments. These drivers were underpinned by substantial improvements in network quality, which reached the highest recorded levels ever, and was reflected in higher customer satisfaction metrics.

Attracting more high-value customers did not rely on an increase in O2 UK's subscriber acquisition costs (SAC), which in the year fell to GBP79 per customer, from GBP90 in 2002. The contract SAC was reduced slightly, to GBP177 from GBP180 in the previous year. The pre-pay SAC was more than halved, to GBP25 from GBP53 in 2002. Total subscriber acquisition expenditure in the year represented 11.6% of total revenue, down from 13.2% the year before.

The rebranding and refurbishment of the O2 UK retail stores made a significant contribution to customer growth and SAC reduction. Sales per store were more than twice the level of the previous year, and the retail channel accounted for the highest share of new connections in the year.

Blended churn improved to 30%, from 32% last year. Contract churn was 28%, down from 31% in the previous year, reflecting O2 UK's improved customer communication and retention programmes. Retention expenditure represented 5.4% of total revenue in the year, compared to 4.8% in the previous year.

The EBITDA margin before subscriber acquisition and retention costs improved to 44.7%, from 42.4% in 2002. The 2.3 percentage point improvement in the underlying EBITDA margin reflected revenue growth, and O2 UK's restructuring programme, which was completed during the first half of the year and resulted in a headcount reduction of approximately 1,400 employees.

O2 UK's full-year operating profit before exceptional charges and goodwill amortisation increased by 20% to GBP359 million. The increase in EBITDA was partially offset by higher depreciation, due to a review of certain network asset lives, and to the accelerated depreciation of some radio equipment being swapped out of the network as part of the new vendor arrangements announced in April 2002.

Capital expenditure fell to GBP362 million in the year, from GBP556 million in the previous year. O2 UK's capex to sales ratio fell to 12%, from 20% in 2002. Approximately 25% of the total capital expenditure incurred in the year was accounted for by O2 UK's major programme to upgrade its customer management capability (care, billing, CRM) processes and systems. Targeted investment resulted in a reduction in network capex, at the same time that network quality was improved to the highest levels recorded.

Fourth quarter key performance indicators

A total of 98,000 net new customers were added in the quarter. O2 UK's momentum in the contract market was sustained, with 123,000 net new customers added. Contract ARPU was flat quarter-on-quarter, at GBP503. This reflects stronger growth in the number of consumer contract customers acquired by O2 during the year: their ARPU is lower than that of business customers, slightly diluting the ARPU growth of the overall base.

The pre-pay customer base declined by 25,000 during the quarter, due to the expected seasonal churn following the addition of 389,000 net new pre-pay customers during the Christmas quarter. Pre-pay ARPU grew strongly, to GBP121 from GBP117 in the previous quarter. Over the full year pre-pay ARPU grew by 12%.

ARPU growth during the quarter was driven by the continuing success of the O2 brand, and attractive customer propositions such as text "bolt-ons". Pre-pay growth was also stimulated by initiatives to increase customers' use of electronic top-up. Mobile data increased to 19.4% of service revenue, from 17.4% in the previous quarter.

O2 Germany

Full-year results

O2 Germany delivered strong growth and achieved operating and financial improvements. Service revenue grew by 36% to GBP944 million (at constant exchange rates, service revenue growth was 30%), and EBITDA improved to GBP27 million, from a loss of GBP166 million last year. Capital expenditure, excluding the network sharing payments to T-Mobile, was reduced to GBP141 million, from GBP250 million last year.

Revenue growth was driven by both customer numbers and higher ARPU. The customer base grew by almost 24% during the year, to 4.8 million, with over 70% of this increase accounted for by contract customers. Blended ARPU increased by 12.3%, to GBP219. (At constant exchange rates, blended ARPU growth was 7.9%). Mobile data increased to 19.3% of service revenue, from 13.3% in the previous year.

O2 Germany reported its first full-year positive EBITDA, of GBP27 million. EBITDA in the second half was GBP26 million, compared to GBP1 million in the first half of the year, and a loss of GBP(52) million in the second half of the previous year. This reflected the momentum O2 Germany has built up in the market, giving the business the ability to generate strong top line growth, and at the same time manage costs and improve operational efficiency, to deliver profitable growth.

A total of 921,000 net new customers were added during the year, despite a slowdown in overall market growth. O2 showed the strongest growth in the German market during the year, improving its market share to approximately 8.0%, from 7.0% at the end of last year. Supported by the successful introduction of the O2 brand in May 2002, O2 Germany continued to build on the strength of its Genion Home service, which represented more than 30% of the total customer base at the year-end.

The growth of blended ARPU was due to both contract and pre-pay ARPU growth, and an improvement in customer mix. At the year-end, contract customers represented 55% of the total base, compared to 51% last year.

Blended subscriber acquisition costs for the year were broadly flat, at EUR166 per new customer. Pre-pay SAC more than halved, to EUR25. Contract SAC improved to EUR251.

There was a substantial decline in churn during the year, with blended churn falling to 16%, compared to 28% in 2002. Both pre-pay and contract churn were 16% at the year-end, down from 35% and 21% respectively last year. This improvement was driven by the introduction of new retention packages, supported by a dedicated customer "win-back" team. Early indications from the introduction of number portability in the German market in November 2002 were positive, with O2 Germany winning the largest number of customers from other operators.

Subscriber acquisition and retention costs accounted for 20% of total revenue, compared to 23% in the previous year. The EBITDA margin before subscriber acquisition and retention costs improved to 22.3%, from 3.6% last year. As well as revenue growth, this reflects a reduction in underlying operating costs, including restructuring the sales channel mix and reducing headcount by approximately 500 employees.

The operating loss before goodwill and exceptional items was GBP(235) million, an improvement of GBP164 million compared to last year.

Capital expenditure fell to GBP141 million in the year, from GBP250 million in the previous year. In addition, a payment of EUR90 million was incurred relating to the extension of the network sharing agreement with T-Mobile signed in January. A further EUR120 million payment is expected to be made during the third quarter of 2003/04.

Fourth quarter key performance indicators

A total of 236,000 net new customers were added in the quarter. The strong growth of the contract base continued for the sixth successive quarter, with 175,000 net additions reported. This mainly reflected the continuing acquisition of high value Genion Home customers, which have higher ARPU and lower churn than the contract customer average. The pre-pay base increased by 61,000 during the quarter. Mobile data increased to 21.0% of service revenue, from 19.7% in the previous quarter.

O2 Ireland

Full-year results

Although the Irish mobile market is already highly penetrated, and has voice and data utilisation rates among the highest in Europe, during the year O2 Ireland delivered further growth and performance improvement. Service revenue grew by 13% to GBP415 million (at constant exchange rates, service revenue growth was 9%), EBITDA increased by 29% to GBP157 million, and the EBITDA margin improved to 35.5%, from 30.9% last year. Capital expenditure fell by 31% to GBP59 million (excluding the GBP73 million acquisition of the 3G licence). The capex to sales ratio fell to 13%, from 22% in 2002.

The performance improvement accelerated during the second half, with the EBITDA margin improving to 37.4%, from 31.2% last year, a 6.2 percentage point improvement compared to the 2.9 point improvement reported in the first half.

Revenue growth was driven by both customer growth and higher ARPU. The customer base grew by 6.4% in the year, to 1.255 million, while blended ARPU rose by 6.7%. (At constant exchange rates, blended ARPU growth was 2.4%: pre-pay ARPU grew by 7.2% and contract ARPU by 1.4%.) The higher ARPU primarily reflected increased revenue generated from mobile data, which grew to 15.3% of service revenues in the year, from 9.7% in the previous year. The number of text messages sent increased to 992 million, from 666 million in the previous year.

Fourth quarter key performance indicators

A total of 15,000 net new customers were added during the quarter, mainly
pre-pay.   Blended ARPU was slightly ahead, at EUR546 compared to EUR543 in the previous quarter, due to small increases in both pre-pay and contract ARPU. Data as a proportion of service revenue increased to 17.4%, from 15.7% in the third quarter, reflecting the 13% quarter-on-quarter growth in text messages to 294 million.

O2 Netherlands

Full-year results

O2 Netherlands improved its financial performance in the year. Service revenue grew by 26% to GBP230 million (at constant exchange rates, service revenue growth was 20%), EBITDA was break-even compared to a loss of GBP(51) million in the previous year, and capital expenditure was reduced by 39%, to GBP59 million. The operating loss before goodwill and exceptional items was reduced to GBP(86) million, from GBP(119) million.

Despite improvement in the financial and operational performance of O2 Netherlands, a strategic review of the highly competitive Dutch market indicated that the business lacked the critical mass required to deliver value for the Group in the longer term. Therefore in April the sale of the O2 Netherlands to Greenfield Capital Partners was announced, for EUR25 million in cash. The sale is due to be completed by the end of May, following final competition clearance.

O2 Online & Products O2

This unit acts as both the online sales channel in the UK and Ireland (O2 Online), and as the developer of all mmO2's mobile data capability (Products
O2).

At the year-end the Online channel accounted for more than 600,000 of the O2 UK customer base, compared to 310,000 at the end of last year. 37% of the year-end Online base were contract customers. Online customer ARPU is higher than that of consumer customers acquired through other channels, in particular for pre-pay customers, mainly reflecting their higher mobile data usage. O2 is the clear leader in the UK online market, reflected in overall web portal usage, as well as customer numbers.

Network connection fees from O2 UK, and related airtime voucher sales, accounted for the majority of O2 Online's total revenues of GBP93 million in the year. The remaining revenue, generated externally, included device sales outside the O2 footprint, paid-for alerts and ring-tones, and advertising.

During the year O2 achieved leadership in the UK text messaging market, with more than 5.7 billion messages sent, 70% more than in the previous year. A mix of the O2 brand, focusing on data-centric customer segments, and attractive and innovative customer propositions, such as text "bolt-ons" and premium services, drove this growth. Person-to-person SMS is the core service from which more sophisticated higher-value mobile data markets will evolve. Building on mmO2's strong position in SMS, Products O2 launched a wide range of innovative mobile data products and services.

The O2 Xda device, the world's first truly integrated colour PDA and GPRS-enabled mobile phone, was launched in May 2002, across the O2 footprint and in certain Asia/Pacific markets. More than 55,000 Xda devices were sold by the end of the year, in both the business and consumer markets.

The innovative BlackberryTM device, providing secure "e-mail on the move", was launched to the corporate market, across all the O2 territories, just before the start of the year. By the year-end, more than 23,000 devices had been sold to more than 700 corporate customers. This represents approximately two thirds of total BlackberryTM sales in Europe.

The O2 "Games Arcade" was launched in September 2002, the world's first commercial mobile Java games service. Targeted at the high value youth market, this service enables customers to download and play a wide range of games, and by the year-end more than 200,000 unique visitors to the Arcade had been recorded. In March 2003 mmO2 announced trials of the world's first "Music over Mobile" service over existing mobile networks, using GPRS-enabled handsets and a specially designed digital music player.

The O2 multimedia messaging service (MMS) was launched in October 2002 and by the end of the year there were just under 100,000 active MMS users across the O2 footprint, sending an average of five messages per month.

The momentum mmO2 is building up in the mobile data market was reflected in the proportion of service revenue generated from data growing to 17.3% in the year, from 11.7% in the previous year.

Airwave

Investment to roll out the Airwave network continued, and at the end of the year service was being delivered to a total of ten UK police forces. The business generated revenue of GBP16 million in the year, and incurred a loss of GBP23 million at EBITDA level. Capital expenditure during the year was GBP163 million, compared to GBP90 million in the previous year. By the end of the year 1,780 sites had been acquired, and 1,150 built.

Under the terms of a GBP2.9 billion, 19-year contract with the Home Office, Airwave will be the sole supplier of core mobile radio services to all 53 police forces in England, Scotland and Wales. Based on the TETRA radio standard, Airwave provides the police with a sophisticated, fully encrypted radio system, with extensive voice and data functionality, and almost 100% geographic coverage. In the year to 31 March 2004 Airwave expects the service to go live in more than 20 further police forces, including the Metropolitan police.

Airwave is currently also bidding to supply similar services to the UK's Fire services and Ambulance trusts, and has been selected as the interim solution by several forces, pending the outcome of the national procurement process.

Manx Telecom

Revenue for the year grew 12% to GBP48 million, and EBITDA increased to GBP19 million from GBP16 million last year. Total capital expenditure of GBP8 million was incurred, to upgrade and enhance the existing network and deliver new fixed and mobile services. Manx Telecom's excellent customer service was reflected in its achievement of a 98% overall customer satisfaction rating.

At the year-end Manx had 59,000 mobile customers, an increase of 26%, and the number of mobile customers exceeded the number of fixed line customers for the first time. During the year, Manx Telecom's 3G development showcase provided valuable technical and commercial experience to the other operating businesses, and acted as a practical demonstration of mmO2's strength in mobile data, with technical demonstrations undertaken for more than 1,200 visitors.

OUTLOOK

In the three markets in which mmO2 operates, competition to acquire and retain high value customers is expected to remain robust. In addition, these markets are subject to general economic conditions and continuing regulatory risk.

The group believes that its O2 brand, its strong position in mobile data services, and the operational momentum it has developed since the demerger in November 2001, will enable it to deliver sustained progress in all the markets it serves.

In the year to 31 March 2004, O2 UK continues to target service revenue growth of 10%, driven by a combination of customer growth and higher ARPU. The increase in ARPU is expected to be driven primarily by higher revenues from mobile data services, with less growth coming from voice services.

In the year to 31 March 2004, O2 UK continues to target an EBITDA margin of 30% for the full year, and O2 Germany is targeting a double-digit EBITDA margin.

The asset impairment charge and the growth and performance improvement delivered in the year to 31 March 2003 will accelerate the Group's progress towards delivery of positive earnings per share.

In the year to 31 March 2004 group capital expenditure is expected to be higher than in the previous year, mainly due to the commencement of investment in 3G networks, and higher investment in the Airwave network in the UK.

Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

-        our annual report and accounts and half-yearly reports;

-        our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," " anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might, " "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.






Preliminary announcement for the year ended 31 March 2003


Group profit and loss account
Year ended 31 March 2003

                                                                                        2003          2002
                                                                  Note                  GBPm          GBPm
Turnover: group and share of associates                                                5,020         4,407
Group's share of associate's turnover                                                   (146)         (131)
Group turnover                                                       2                 4,874         4,276

Net operating expenses (including exceptional items)                 3               (13,652)       (5,132)

EBITDA before exceptional items                                                          859           433
Depreciation before exceptional items                                                   (932)         (747)
Amortisation before exceptional items                                                   (405)         (392)
Operating loss before exceptional items                                                 (478)         (706)
Exceptional items                                                    4                (8,300)         (150)

Group operating loss                                                                  (8,778)         (856)
Group's share of operating profit of associates                                            5             8
Total operating loss                                                 2                (8,773)         (848)
Provision for loss on sale of business                                                (1,364)            -
Net interest payable and similar charges                                                 (66)          (25)
Loss on ordinary activities before taxation                                          (10,203)         (873)
Tax on loss on ordinary activities                                   6                    55            23
Retained loss for the year                                                           (10,148)         (850)
Basic and diluted loss per share (pence)                             7                (117.0)         (9.8)


Profits and losses in all periods presented arise from continuing operations.


EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits of our associates. EBITDA is not a measure of financial performance under UK or US GAAP and may not be comparable to similarly titled measures of other companies, because EBITDA is not uniformly defined. EBITDA should not be considered by investors as an alternative to Group operating loss on ordinary activities before taxation as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows. EBITDA is one of the key financial measures used by the Group for evaluating financial performance.


Group statement of total recognised gains and losses
Year ended 31 March 2003

                                                                                        2003          2002
                                                                                        GBPm          GBPm
Loss for the financial year                                                          (10,148)         (850)
Currency translation differences arising on foreign currency net investments in        1,333           161
subsidiaries
Total recognised losses relating to the year                                          (8,815)         (689)




Group balance sheet
As at 31 March 2003

                                                                                     2003             2002
                                                                    Note             GBPm             GBPm
Fixed assets
Intangible assets                                                                   7,582           15,992
Tangible assets                                                                     3,875            4,094
Investments                                                                             3               37
                                                                                   11,460           20,123
Current assets
Stocks                                                                                 73               68
Debtors                                                                               924            1,090
Investments                                                                           848              859
Cash at bank and in hand                                                               68               20
                                                                                    1,913            2,037
Creditors: amounts falling due within one year                                     (1,572)          (1,521)
Net current assets                                                                    341              516
Total assets less current liabilities                                              11,801           20,639
Creditors: amounts falling due after more than one year                            (1,451)          (1,403)
Provisions for liabilities and charges                                               (284)            (402)
Net assets                                                                         10,066           18,834
Capital and reserves
Called up share capital                                         8                       9                9
Other reserves                                                  8                  12,087           22,656
Profit and loss account                                         8                  (2,030)          (3,831)
Equity shareholders' funds                                      8                  10,066           18,834



Reconciliation of operating loss to operating cash flows
Year ended 31 March 2003

                                                                                         2003        2002
                                                                                         GBPm        GBPm
Group operating loss                                                                   (8,778)       (856)
Depreciation and amortisation charges                                                   9,637       1,139
Loss on disposal of fixed assets                                                            8           9
(Increase)/decrease in stocks                                                              (5)         89
Decrease/(increase) in debtors                                                            166         (38)
Increase in creditors                                                                      58          24
(Decrease)/increase in provisions                                                         (53)         90
Net cash inflow from operating activities                                               1,033         457




Group cash flow statement
Year ended 31 March 2003
                                                                                      2003         2002
                                                                                      GBPm         GBPm
Cash inflow from operating activities                                                1,033          457
Returns on investments and servicing of finance                                        (63)          (9)
Taxation                                                                                (4)          (4)
Capital expenditure and financial investment                                          (882)      (1,231)
Acquisitions and disposals                                                               -         (864)
Cash inflow/(outflow) before management of liquid resources and financing               84       (1,651)
Management of liquid resources                                                          11         (459)
Financing                                                                              (47)       1,790
Increase/(decrease) in cash in the year                                                 48         (320)



Group net debt
As at 31 March 2003
                                                                                       2003        2002
                                                                                       GBPm        GBPm
Cash at bank and in hand                                                                 68          20
Current asset investments                                                               848         859
                                                                                        916         879
Euro medium term notes (net of issue costs)                                          (1,015)       (982)
Loan notes                                                                              (19)        (58)
Obligations under hire purchase contracts                                              (390)       (406)
Other loans and borrowings                                                              (41)        (50)
Net debt                                                                               (549)       (617)


Notes to the preliminary announcement for the year ended 31 March 2003

1.      Basis of preparation

The financial statements for the year ended 31 March 2003 have been prepared in accordance with the accounting policies set out in the Annual Report and Financial Statements for the year ended 31 March 2002.



2.      Segmental analysis

                                                  Total      Group   Depreciation,     Operating        Total
                                               turnover   turnover amortisation and    profit of    operating
                                                                      impairment (1)  associates     profit /
                                                                                                       (loss)
                                                   GBPm        GBPm            GBPm         GBPm         GBPm
Year ended 31 March 2003
Mobile telecommunications
       UK                                         3,171      3,025            2,953            5      (2,111)
       Germany                                    1,060      1,060            5,006            -      (4,979)
       Other countries                              705        705            1,609 (2)        -      (1,451)
Total mobile telecommunications                   4,936      4,790            9,568            5      (8,541)
Mobile internet services           UK                93         93               49            -        (122)
Other businesses                   UK                64         64               19            -         (23)
Central overheads and adjustments                     -          -                1            -         (87)
Inter-segment eliminations                          (73)       (73)                            -           -
Group total                                       5,020      4,874            9,637            5      (8,773)

Year ended 31 March 2002
Mobile telecommunications
       UK                                         2,887      2,756              398            8         194
       Germany                                      875        875              235            -        (430)
       Other countries                              595        595              132            -         (73)
Total mobile telecommunications                   4,357      4,226              765            8        (309)
Mobile internet services           UK               100        100               25            -        (103)
Other businesses                   UK                54         54                9            -         (22)
Central overheads and adjustments                     -          -              340            -        (414)
Inter-segment eliminations                         (104)      (104)               -            -           -
Group total                                       4,407      4,276            1,139            8        (848)


(1) In the year ended 31 March 2003, the exceptional depreciation, amortisation and impairment charged to total operating loss of GBP8,300 million comprised a charge of GBP2,401 million in respect of goodwill and GBP5,899 million in respect of telecommunications licences and investments held in the Group's businesses.

(2) Excludes a non-operational exceptional impairment charge of GBP1,364 million relating to the sale of O2 Netherlands.


2.   Segmental analysis continued
                                                          Capital     Tangible    Net operating     Associates
                                                    expenditure(1) fixed assets          assets/     and joint
                                                                                (liabilities) (2)     ventures
                                                             GBPm        GBPm              GBPm           GBPm
Year ended 31 March 2003
Mobile telecommunications
      UK                                                      362        2,111            6,226              -
      Germany                                                 141        1,072            3,203              -
      Other countries                                         116          288            1,198              -
Total mobile telecommunications                               619        3,471           10,627              -
Mobile internet services           UK                          17           48               20              -
Other businesses                   UK                         170          353              295              -
Corporate assets and adjustments                                1            3             (109)             -
Group total                                                   807        3,875           10,833              -

Year ended 31 March 2002
Mobile telecommunications
      UK                                                      611        2,219            8,857             34
      Germany                                                 248        1,065            7,183              -
      Other countries                                         180          540            3,567              -
Total mobile telecommunications                             1,039        3,824           19,607             34
Mobile internet services           UK                          42           65               46              -
Other businesses                   UK                          95          202              161              -
Corporate assets and adjustments                                -            3              (36)             -
Group total                                                 1,176        4,094           19,778             34


(1) Capital expenditure comprises tangible fixed asset additions.

(2) Net operating assets comprises tangible and intangible fixed assets (including goodwill), stocks, debtors, creditors (excluding debt) falling due within one year and after one year, and provisions (excluding deferred tax).


3.      Net operating expenses
                                                                     2003                                  2002
                                     Continuing   Discontinuing             Continuing   Discontinuing
                                     operations      operations     Total   operations      operations    Total
                                           GBPm            GBPm      GBPm         GBPm            GBPm     GBPm
Group turnover                            4,611             263     4,874        4,076             200    4,276
Cost of sales                            (2,854)           (206)   (3,060)      (2,519)           (195)  (2,714)
Gross profit                              1,757              57     1,814        1,557               5    1,562
Administrative expenses                 (10,449)           (143)  (10,592)      (2,280)           (138)  (2,418)
Administrative expenses before           (2,149)           (143)   (2,292)      (2,141)           (127)  (2,268)
exceptional items
Exceptional items                        (8,300)              -    (8,300)        (139)            (11)    (150)

Group operating loss                     (8,692)            (86)   (8,778)        (723)           (133)    (856)


On 14 April 2003, the Group announced the sale of O2 Netherlands, its wholly owned Dutch subsidiary, to Greenfield Capital Partners, for a consideration of EUR25 million. At the date of approval of the financial statements, the sale is subject to final competition clearance in the Netherlands. In accordance with FRS 3 "Reporting financial performance", the results of O2 Netherlands for the two years ended 31 March 2002 and 2003 are classified as "discontinuing" as a component within continuing operations, as detailed above.


4.      Exceptional items
                                                                                        2003          2002
                                                                                        GBPm          GBPm

Impairment of fixed assets                                                             8,300             -
Provision for loss on disposal of business                                             1,364             -
Costs relating to demerger from BT                                                         -            27
Costs relating to business closure and reorganisation                                      -           123
                                                                                       9,664           150

The exceptional items in the year ended 31 March 2003 are discussed in note 5. These exceptional charges did not result in any cash flows.

The exceptional items in the year ended 31 March 2002 related to the restructuring of the United Kingdom and German operations post demerger and include GBP87 million in respect of redundancy costs. These exceptional items charged post demerger gave rise to cash outflow of GBP27 million in the year ended 31 March 2002.

5.      Impairment

In accordance with FRS 11 "Impairment of fixed assets and goodwill" the Group regularly monitors the carrying values of its fixed assets.

During the second half of the year ended 31 March 2003 certain events, including the Group's strategic review of the Dutch market which led to the announcement of the disposal of O2 Netherlands, indicated the Group should perform impairment reviews of its four principal operations; its mobile telecommunications operations in the UK, Germany, Ireland and the Netherlands.

In April 2003, the Group announced the sale of O2 Netherlands resulting in an accounting loss of approximately GBP1.4 billion, which provided an indication that the valuation of mobile businesses may be lower than previously estimated. Additionally, following the Competition Commission's report on mobile termination charges, the Group announced that it was reviewing the launch dates of its 3G services and would adopt a more prudent timetable where local regulatory requirements permitted. The revision in this timetable, together with the current absence of evidence as to the present mass market appeal of 3G services and the limited availability of 2G / 3G compatible handsets, has led management to review and revise the business plans of its mobile operations across its European footprint.

As a result of the above events, the carrying value of the fixed assets of each of the Groups income generating units, (IGU's), being O2 UK, O2 Germany, O2 Ireland and O2 Netherlands, were compared to their respective recoverable amounts.

The announced disposal of O2 Netherlands, has led to the carrying value of the net assets of the Dutch IGU being written down to their recoverable amount, which in this case is the sale proceeds less direct costs of disposal. This has
resulted  in  an  exceptional   impairment  charge  of  GBP1,364  million  being
recognised in the profit and loss account below Group operating loss.

With respect to the IGU's that are held for continuing use within the Group, (being O2 UK, O2 Germany and O2 Ireland), the carrying values of their fixed assets were compared to their value in use to the Group. The value in use of each IGU is calculated with reference to the net present value of its future cash flows derived from the assets, using cash flow projections for the period up to 31 March 2013. These projections cover a ten-year period, as management believes that throughout this ten-year period, the annual growth rate of the IGU being assessed will differ from the average growth rates for the countries concerned. For the periods beyond 1 April 2013, the projections use a long-term growth rate assumed to be at or below the nominal GDP growth rate of the country concerned. The discount rates applied to the projections were based on the post-tax weighted average cost of capital for the group. The effective pre-tax discount rate for each of our territories reviewed ranged between 10.4% and 12.5%.

5.   Impairment continued

The impairment review performed during the year ended 31 March 2003 revealed that the fixed assets of each of the IGU's held for continuing use within the Group were impaired, resulting in an exceptional impairment charge of GBP8,300 million included within operating costs.

The total exceptional impairment charges are analysed below:

                                                                   Licences,
                                                                       other
                                                                  intangible
                                                                  assets and      Tangible
                                                     Goodwill    investments        assets         Total
                                                         GBPm           GBPm          GBPm          GBPm
Operating exceptional items
O2 UK                                                     198          2,102             -         2,300
O2 Germany                                                903          3,797             -         4,700
O2 Ireland                                              1,300              -             -         1,300
                                                        2,401          5,899             -         8,300
Non-operating exceptional items
O2 Netherlands                                            649            423           292         1,364
                                                        3,050          6,322           292         9,664


The carrying value of the Group's goodwill and licences after the impairment charges are GBP3,418 million and GBP4,164 million respectively.

The impairment charge relating to goodwill includes GBP47 million in respect of goodwill arising on acquisitions prior to 1 April 1998 which has been written off directly to reserves. This goodwill has been reinstated and written off through the profit and loss account.

In calculating the value in use there is considerable uncertainty as to the present value of the future cash flows. In assessing the future cash flows, assumptions have been made using the best estimates available at the time of performing the impairment review. These estimates include those used to reflect the growth rates up to 2013, the long term growth rates beyond 2013, the discount rate, the competitive landscape, the take up and charge rate of data services and the availability of functioning technological infrastructure to support the 3G roll-out. The actual outcome is uncertain and these estimates may change over time as subsequent changes in the mobile telecommunications industry, including advances in technology, changes in the performance of our businesses as a result of competitive pressure or otherwise, or potential difficulty in the implementation of the UMTS network, may in the future shorten the estimated useful lives or result in a further write down of these assets.

Similar impairment reviews were performed during the years ended 31 March 2002 and 2001. The review in 2001 resulted in an exceptional charge to operating costs of GBP2,800 million in respect of O2 Germany, which was allocated to goodwill.


6.      Tax on loss on ordinary activities

                                                                                   2003               2002
                                                                                   GBPm               GBPm
Current tax
United Kingdom corporation tax at 30%                                                -                (13)
Tax on Group's share of results of associates                                        2                  2
Adjustments in respect of prior periods                                              -                 (2)
Non United Kingdom tax                                                               8                  2
Total current tax charge / (credit)                                                 10                (11)
Deferred tax credit at 30%
Origination and reversal of timing differences                                     (72)                (6)
Adjustments in respect of prior periods                                              7                 (6)
Total deferred tax credit                                                          (65)               (12)
Tax credit on loss on ordinary activities                                          (55)               (23)


7.      Loss per share

Basic and diluted loss per share has been calculated by dividing the loss for the financial year of GBP10,148 million (2002: GBP850 million), by 8,670 million shares (2002: 8,670 million), being the weighted average number of ordinary shares in issue during the year. For 2002 the number of ordinary shares in issue is based on the weighted average number of shares in issue for the period from demerger to 31 March 2002.

8.      Reconciliation of movements in shareholders' funds

                                           Called up        Other  Profit and   Owners' net    Total equity
                                       share capital     reserves        loss    investment    shareholders
                                                                      account                         funds
                                                GBPm         GBPm        GBPm          GBPm            GBPm
At 1 April 2001                                    -            -           -        19,068          19,068
Funding flows with BT                              -            -        (474)          446             (28)
Transfer on demerger                               9       23,189      (3,675)      (19,514)              9
Retained loss for period after                     -            -        (376)            -            (376)
demerger
Transfer from profit and loss account              -         (533)        533             -               -
Currency translation differences                   -            -         161             -             161
At 31 March 2002                                   9       22,656      (3,831)            -          18,834
Retained loss for the period                       -            -     (10,148)            -         (10,148)
Reinstatement of goodwill previously
written off to reserves
                                                   -            -          47             -              47
Transfer from profit and loss account              -      (10,569)     10,569             -               -
Currency translation differences                   -            -       1,333             -           1,333
At 31 March 2003                                   9       12,087      (2,030)            -          10,066


The financial information contained in this preliminary announcement does not constitute the Group's statutory financial statements for the years ended 31 March 2003 or 31 March 2002. The financial information is derived from the audited statutory consolidated financial statements of the Group for the year ended 31 March 2003 which were approved by the Board of Directors on 20 May 2003. The auditors have reported on those financial statements; their report was unqualified and did not contain a statement under either section 237(2) or
(3) of the Companies Act 1985. The 2003 financial statements will be delivered to the Registrar of Companies following the Company's Annual General Meeting.


APPENDIX: FOURTH QUARTER KEY PERFORMANCE INDICATORS

Fourth quarter operational highights

Group

-        Customer base grew by 1.6% to 19.4 million
-        301,000 net new customers added, of which 96% post-pay
-        Data as % of service revenues increased to 19.4% (Q3 : 17.7%)

O2 UK

-        Customer base grew by 98,000 to 12.05 million
-        Contract customers grew to 33.7% of the base (Q3 : 32.9%)
-        Blended ARPU was GBP247, 6.9% higher than at the start of the year
-        Data as % of service revenue increased to 19.4% (Q3 : 17.4%)

O2 Germany

-        236,000 net new customers added, of which 175,000 post-pay
-        Customer base grew to 4.8 million, of which 54.7% post-pay
-        Blended ARPU was EUR340, 7.9% higher than at the start of the year
-        Data as % of service revenue increased to 21.0% (Q3 : 19.7%)

O2 Ireland

-        Customer base grew 1.2% to 1.255 million
-        Blended ARPU was EUR546, 2.4% higher than at the start of the year
-        Data as % of service revenue increased to 17.4% (Q3 : 15.7%)

Mobile data

-        Total SMS sent grew by 9.4% in the quarter to 2.45 billion messages
-        Total number of active GPRS customers increased to over 525,000


Customer numbers


                      Customers at  Customers at  Customers at  Customers at  Net additions  Customers at
                     31 March 2002  30 June 2002 30 Sept. 2002  31 Dec. 2002  during period 31 March 2003
                             000's         000's         000's         000's          000's         000's
O2 UK
Pre-pay                      7,542         7,518         7,625         8,014            (25)        7,989
Post-pay                     3,542         3,653         3,824         3,938            123         4,061
Total                       11,084        11,171        11,449        11,952             98        12,050

O2 Germany
Pre-pay                      1,912         2,004         2,047         2,121             61         2,182
Post-pay                     1,979         2,082         2,243         2,455            175         2,630
Total                        3,891         4,086         4,290         4,576            236         4,812

O2 Ireland
Pre-pay                        824           802           836           876             13           889
Post-pay                       356           359           362           364              2           366
Total                        1,180         1,161         1,198         1,240             15         1,255

O2 Netherlands
Pre-pay                      1,022         1,015           987           937            (38)          899
Post-pay                       233           267           304           309            (12)          297
Total                        1,255         1,282         1,291         1,246            (50)        1,196

Manx
Pre-pay                         26            28            32            36              2            38
Post-pay                        21            21            21            21              0            21
Total                           47            49            53            57              2            59

mmO2 Group
Pre-pay                     11,326        11,367        11,527        11,984             13        11,997
Post-pay                     6,131         6,382         6,754         7,087            288         7,375
Total                       17,457        17,749        18,281        19,071            301        19,372

Pre-pay percentage           64.9%         64.0% 63.1%                 62.8%           4.3%         61.9%
Post-pay percentage          35.1%         36.0% 36.9%                 37.2%          95.7%         38.1%



1.      Average revenue per user (ARPU) - GBP

3 months ended:                        31 March       30 June 30 September   31 December      31 March
                                           2002          2002         2002          2002          2003
                                            GBP           GBP          GBP           GBP           GBP
O2 UK
12 month rolling
Pre-pay                                     108           109          112           117           121
Post-pay                                    498           502          505           503           503
Blended                                     231           234          238           243           247

Monthly average
Pre-pay                                       9             9           10            11            10
Post-pay                                     40            42           44            42            41
Blended                                      19            20           21            21            20

O2 Germany
12 month rolling
Pre-pay                                      71            76           82            81            83
Post-pay                                    313           324          331           335           341
Blended                                     195           203          210           212           219

Monthly average
Pre-pay                                       6             7            7             7             7
Post-pay                                     26            28           29            29            29
Blended                                      17            18           18            18            19

O2 Ireland
12 month rolling
Pre-pay                                     197           204          208           212           220
Post-pay                                    622           621          633           639           656
Blended                                     329           333          338           341           351

Monthly average
Pre-pay                                      16            18           18            18            19
Post-pay                                     51            53           56            53            57
Blended                                      27            28           30            29            30


O2 Netherlands
12 month rolling
Pre-pay                                      84            83           86            94            94
Post-pay                                    492           495          485           473           471
Blended                                     163           160          163           173           179

Monthly average
Pre-pay                                       8             7            8             8             9
Post-pay                                     42            42           38            37            41
Blended                                      14            14           15            15            17



2.      Average revenue per user (ARPU) - EURuro


3 months ended:                          31 March       30 June  30 September   31 December      31 March
                                             2002          2002          2002          2002          2003
                                              EUR           EUR           EUR           EUR           EUR
O2 Germany
12 month rolling
Pre-pay                                       115           123           132           129           129
Post-pay                                      507           522           530           533           531
Blended                                       315           327           336           338           340

Monthly average
Pre-pay                                        10            11            11            11            10
Post-pay                                       43            44            45            45            43
Blended                                        27            28            29            29            28

O2 Ireland
12 month rolling
Pre-pay                                       319           329           333           337           342
Post-pay                                    1,008         1,002         1,015         1,017         1,022
Blended                                       533           537           542           543           546

Monthly average
Pre-pay                                        27            28            29            29            28
Post-pay                                       83            84            88            83            85
Blended                                        44            45            47            45            45


O2 Netherlands
12 month rolling
Pre-pay                                       136           134           138           149           146
Post-pay                                      797           798           777           752           734
Blended                                       264           258           261           275           279

Monthly average
Pre-pay                                        13            11            13            12            13
Post-pay                                       68            67            60            58            61
Blended                                        23            22            23            23            25

Euro rates
Quarterly                                  1.6273        1.5949        1.5736        1.5709        1.4939
Annually                                   1.6200        1.6120        1.6024        1.5914        1.5569



3.      Subscriber Acquisition Costs (SAC)

                                                                          12 months ended   12 months ended
                                                                                 31 March          31 March
                                                                                     2002              2003
                                                                                      GBP               GBP
O2 UK
Pre-pay                                                                                53                25
Post-pay                                                                              180               177
Blended                                                                                90                79

O2 Germany - GBP
Pre-pay                                                                                44                16
Post-pay                                                                              160               161
Blended                                                                                95               107


O2 Germany - EURuro
Pre-pay                                                                                71                25
Post-pay                                                                              259               251
Blended                                                                               154               166

O2 Ireland - GBP
Pre-pay                                                                                44                30
Post-pay                                                                              202               158
Blended                                                                                75                50

O2 Ireland - EURuro
Pre-pay                                                                                71                46
Post-pay                                                                              327               246
Blended                                                                               122                78

O2 Netherlands - GBP
Pre-pay                                                                                55                26
Post-pay                                                                              198               133
Blended                                                                                75                88

O2 Netherlands - EURuro
Pre-pay                                                                                89                40
Post-pay                                                                              321               207
Blended                                                                               122               137


4.      Churn

                                                                          12 months ended   12 months ended
                                                                                 31 March          31 March
                                                                                     2002              2003
                                                                                        %                 %
O2 UK
Pre-pay                                                                                32                31
Post-pay                                                                               31                28
Blended                                                                                32                30

O2 Germany
Pre-pay                                                                                35                16
Post-pay                                                                               21                16
Blended                                                                                28                16

O2 Ireland
Pre-pay                                                                                44                36
Post-pay                                                                               23                17
Blended                                                                                38                31

O2 Netherlands
Pre-pay                                                                                27                28
Post-pay                                                                               27                52
Blended                                                                                27                34



5.      Voice minutes of use (mou) - blended monthly average


                                                                                             12 months ended
                                                                                                    31 March
                                                                                                        2003
O2 UK                                                                                                    107
O2 Germany                                                                                               109
O2 Ireland                                                                                               188



6.      Data as percentage of service revenues

3 months ended:                      31 March        30 June   30 September    31 December       31 March
                                         2002           2002           2002           2002           2003
                                            %              %              %              %              %
O2 UK                                    13.8           14.1           15.3           17.4           19.4
O2 Germany                               14.5           18.3           18.1           19.7           21.0
O2 Ireland                               11.5           11.7           14.1           15.7           17.4
O2 Netherlands                            9.2           12.1           13.3           16.0           14.9
O2 Group                                 13.4           14.6           15.6           17.7           19.4



7.      SMS messages (1)

3 months ended:                      31 March        30 June   30 September    31 December       31 March
                                         2002           2002           2002           2002           2003
                                      million        million        million        million        million
O2 UK                                   1,060          1,252          1,302          1,512          1,688
O2 Germany                                286            298            313            361            365
O2 Ireland                                204            214            224            260            294
O2 Netherlands                            110             98             98            101             98
Manx                                        6              6              7              8              8
O2 Group                                1,666          1,868          1,944          2,242          2,453
Growth                                 +15.3%         +12.1%          +4.1%         +15.3%          +9.4%


                                                                       12 months ended     12 months ended
                                                                              31 March            31 March
                                                                                  2002                2003
                                                                               million             million
O2 UK                                                                            3,383               5,754
O2 Germany                                                                         958               1,337
O2 Ireland                                                                         666                 992
O2 Netherlands                                                                     289                 395
Manx                                                                                17                  29
O2 Group                                                                         5,313               8,507
                                                                                                    +60.1%

(1) Re-stated to include wholesale SMS


mmO2 Contacts:
Richard Poston                                    David Boyd
Director, Corporate Communications                Head of Investor Relations
mmO2 plc                                          mmO2 plc
richard.poston@o2.com                             david.boyd@o2.com
t: +44 (0)1753 628039                             t: +44 (0)1753 628230

David Nicholas                                    Simon Gordon
Head of Media Relations                           Press Relations Manager
mmO2 plc                                          mmO2 plc
david.nicholas@o2.com                             simon.gordon@o2.com
t: +44 (0) 771 575 9176                           t: +44 (0)771 007 0698


mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

(end)

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 21 May 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary